

New York Stock Exchange
11 Wall Street
New York, NY 10005

August 16, 2019

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the Common Shares
of Beneficial Interest, $0.01 par value per share, of First Trust EIP Carbon Impact ETF
of FIRST TRUST EXCHANGE-TRADED FUND IV under the Exchange Act of 1934.

Sincerely,

An Intercontinental Exchange Company
© 2019 Intercontinental Exchange, Inc.